Tianyin Pharmaceutical Co., Inc.
NYSE Amex: TPI
23rd Floor Unionsun Yangkuo Plaza, No 2 Block 3 South Renmin Road, Chengdu 610041, China

July 7, 2011

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attn:  Mr. Frank Wyman

Re:	Tianyin Pharmaceutical Co., Inc.
Form 10-K for the Fiscal Year Ended June 30, 2010
File No. 001-34189

Dear Mr. Wyman:

This letter is provided in response to your letter dated June 10, 2011 regarding the above-referenced Form 10-K for Tianyin Pharmaceutical Co., Inc. (“TPI” or the “Company”). Responses are set forth below the items noted by the staff in your letter.  Please note that for the convenience of the reader the words “we”, “us”, “our” and similar terms used in the responses refer to the Company.

1.
We are unable to concur that the effect of the error in your financial statements is not material to the quarters ended September 30, 2009, December 31, 2009 and March 31, 2010. Accordingly, you should amend your Forms 10-Q for the quarters ended September 30, 2010, December 31, 2010 and March 31, 2011 to restate the financial statements for each period reported, including the comparative prior year period in these filings. Also, confirm to us that you will make corresponding revisions to your financial statements for fiscal year ended June 30, 2010 in your Form 10-K for the fiscal year ended June 30, 2011.

Response:

The Company filed a Form 8-K on June 16, 2011 announcing the plan to file amendments to restate the financial statements in our Quarterly Reports on Form 10-Q for the quarters ended September 30, 2010, December 31, 2010, and March 31, 2011, including the comparative prior year period in these filings. We believe that the revised financial statements can be filed on or about July 29, 2011.  Our proposed timing is based on completing our draft preparatory work by July 15, 2011, submitting the proposed revisions to our independent auditor on or about July 18, 2011, and anticipating that they will complete their review within approximately 10 days.

We will also make corresponding revisions to our financial statements for the fiscal year ended June 30, 2010 in the Form 10-K for the fiscal year ended June 30, 2011.

Very truly yours,

Tianyin Pharmaceutical Co., Inc

/s/ Jiayuan Tong
By: Jiayuan Tong
Chief Financial Officer

cc: Guoqing Jiang
      CEO
      Tianyin Pharmaceutical Co., Inc.

     Attorney:   Louis Taubman
         Hunter Taubman Weiss LLP
         17 State Street, Suite 2000, New York, NY 10004
         Fax: 212-202-6380
         Tel: 212-732-7184